UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 20, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO



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                             CENTRASIA MINING CORP.

                         300-1055 WEST HASTINGS STREET,
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2E9
                      PHONE: 604-688-4110 FAX: 604-688-4169




                       PRESIDENT'S REPORT TO SHAREHOLDERS


Dear Shareholders:

Thank you for the support and patience you have shown during our first year as a public company. Since the Company's inception in 2005, we have made steady progress in building a successful exploration company and assembling a management team with the expertise and experience required to explore one of the world's richest mineral bearing regions, the Tien Shan Gold Belt. Although Central Asia has presented many challenges for a Canadian based exploration company, we are now well established in Kyrgyzstan and have made significant steps towards establishing an exploration base in Kazakhstan. I am proud to say that we have assembled one of the most experienced local exploration teams in Central Asia.

ACHIEVEMENTS DURING THE 2006 FISCAL YEAR

- Transition from a private to publicly listed company on the TSX.V and OTCBB exchanges
-    Completion of two financings totaling $2.875 million
-    Acquisition of the Eastern Sary Jaz and Kokjar projects
-    Listed on the Frankfurt Exchange
-    Acquisition of a 100% interest in the Bulakashu Mining Company ("BMC")
- Initiation of exploration programs on the Eastern Sary Jaz and Bulakashu Projects
- Creation of our Kazakhstan subsidiary and opening of a regional exploration office for Kazakhstan
- Identification, evaluation and due diligence of mineral projects in Kyrgyzstan, Kazakhstan, Uzbekistan, and Turkey

CENTRAL ASIA AND INDUSTRY OVERVIEW

The mineral industry sector remained strong throughout fiscal 2006 and equity markets remained bullish on junior exploration companies. Although the bullish market conditions were principally driven by strong demand and prices for precious and base metals, the same commodity phenomena created significant competition for new and advanced mineral projects in Central Asia. Traditionally, competition for new mineral project acquisitions was primarily generated by competing North American, Australian or South African based exploration and mining companies. However, in fiscal 2006, we experienced a marked increase in competition from well financed, private, central Asian, Russia and China based companies. In many circumstances, local or Russian companies were significantly outbidding foreign competitors with, in our opinion, over inflated, all cash offers for mineral projects. For many of the property evaluation experiences we encountered during the year, we were not afforded time to conduct proper due diligence. Additionally, structuring acquisition agreements that would fulfill the requirements of a reporting issuer such as ourselves and the prolonged regulatory approval process often put us at a serious disadvantage.


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                                      - 2 -



In spite of the challenges we are faced with in Central Asia, the Company believes that there are few regions in the world that offer the exploration potential of the Tien Shan Gold belt. The Tien Shan is host to one of the world's largest collections of multi million ounce Au deposits, stretching from Uzbekistan in the west, across Kyrgyzstan, Tajikistan and Kazakhstan into China and Mongolia to the east. During fiscal 2006, we focused our exploration and acquisition efforts largely in Kyrgyzstan and Kazakhstan given their relative political stability, immense mineral potential and favourable business climate.

KYRGYZSTAN OPERATIONS

BULAKASHU PROJECT

In November of 2005, the Company restructured its agreement to acquire the Bulakashu Project so that the Company immediately owned a 100% interest in BMC while maintaining its option to acquire the Bulakashu Project. Once completed, Centrasia now controlled a wholly owned subsidiary in Kyrgyzstan that could apply and hold mineral licenses within the country.

Utilizing the experience and expertise of our local exploration staff, all of the mineral belts in Kyrgyzstan were evaluated and prioritized. Key areas and prospects were selected for acquisition by mineral license application to the Kyrgyzstan State Agency for Geology. During the winter of 2005, BMC was granted exploration licenses for our two highest priority target areas, Eastern Sary Jaz and Kokjar. Both of these licenses were low cost acquisitions.

BMC maintains a modern exploration office and staff in Bishkek, Kyrgyzstan, where it is supervised by the Company's V.P. of exploration, Dr. William Tafuri and BMC's General Director, Mr. Oleg Kim, also a director of the Company.

Upon going public in September of 2006, the Company secured sufficient finances to begin exploration of its Bulakashu Property in northern Kyrgyzstan. Field crews evaluated known historic gold and copper gold prospects and favourable structural targets for potential new gold prospects. The Bulakashu Property is approximately 240 square kilometres in size and straddles the Kyrgyz Kungey metallogenic belt which is also host to the million-ounce Jerooy and Taldybulak Levoberzny gold deposits. To date, over 20 Au and Au/Cu showings have been identified on the Bulakashu Property.

Although the 2005 exploration program at the Bulakashu Property was shortened due to the late start, significant progress was made in prioritizing exploration targets for the 2006 field season. As a result of this work, the Company field geologists identified and delineated the Karabulak thrust fault over five kilometres, linking a number of the previously known mineral occurrences on the property including the Karabulak and Otradny Gold Prospects and the Severny porphyry copper/gold Prospect. The Company believes that the Karabulak thrust fault represents a large-scale, structural Au target and has become the focus of the Company's exploration efforts on the property. At Karabulak, field crews continued to delineate the full extent of the gold bearing quartz stockwork system where Soviet geologists discovered high grade gold mineralization in the early 1960's and later confirmed by drilling in 2004. During the 2006 field season, a three line test induced polarization survey totaling three line kilometres was completed over the Karabulak Prospect. Results from this survey suggest that gold bearing quartz stockwork remains open down dip and along strike to the west. The Company is currently mobilizing a drill rig to the property. The proposed drill program is anticipated to commence in late October 2006 and will target the inferred extensions to the Karabulak mineralization along strike and down dip.

Due to the unavailability of helicopters in Kyrgyzstan, time efficient access to many of our showings at Bulakashu was created by creating road access. Road


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                                      -3-



construction proved to be an excellent prospecting tool as the bulldozer created new outcrop exposure in overburden covered areas. The bulldozer road network at the Severny Copper/Gold porphyry Prospect was extended giving access to the upper part of the prospect, creating excellent outcrop exposure. Over six hundred samples were collected during 2006 on Severny with assays ranging from nil to 4.5% Cu and up to 37.7 g/t Au, with many of our results are still pending. The alteration pattern and wide spread copper and gold mineralization found at Severny gave rise to the speculation that there may be a large buried porphyry Cu-Au target below the present surface and the wide-spread vein and fracture controlled Cu and Au mineralization sampled on surface is leakage from the underlying porphyry system. In August 2006, a 15 line kilometre I.P. survey conducted over Severny defined a large 1km by 2km zone of conductivity ranging from 50-200 metres from surface and open to depth and to the northeast. The coincidence of this anomaly and the widespread copper and gold mineralization identified on surface further supports the exploration model of a buried porphyry Cu/Au system at depth. We are extremely encouraged by the results to date from Severny and anxious to commence the first ever drill program on Severny in October 2006.

EASTERN SARY JAZ AND TURGELDY PROJECTS

The Eastern Sary Jaz Project was acquired by permit application on the recommendation of one of our directors, Oleg Kim. Mr. Kim was the former exploration manager at Centerra Gold Inc.'s Kumtor Deposit, and based on his experience, he felt the Eastern Sary Jaz Project shared remarkable geological and structural similarities to the Kumtor Deposit. The Eastern Sary Jaz Property covers 912 square kilometres of the Tien Shan gold belt in eastern Kyrgyzstan, approximately 110 kilometres east of the Kumtor Deposit. The Kumtor Deposit is hosted within a sequence of pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by the Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the Eastern Sary Jaz Property. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine. During the 2006 field season, field crews were successful in discovering a series of quartz stockwork occurrences within a three kilometre long zone of altered black pyritiferous shales. The shales are capped by limestone, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. Analytical results received to date from the reconnaissance composite chip sampling of the altered zone has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

As a result of our early success on Eastern Sary Jaz, the Company decided to expand its land position by acquiring a 100% interest in the Turgeldy Property from Eurasian Minerals Inc in August 2006. The Turgeldy Property covers an area 25 square kilometres and lies immediately north of, and is contiguous to, the Eastern Sary Jaz Property.

Plans are already underway for a significantly expanded exploration program at Eastern Sary Jaz and Turgeldy in 2007.

KOKJAR PROJECT

In February of 2006, the Company announced that it had been granted a license to explore the 238 square kilometre Kokjar Gold Silver Project. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. Cameco held the Kokjar license from 1998 to 2000. During this period, Cameco identified a number of high priority targets of which only two were drill tested with one hole, the Quartz and Conglomerate targets. Drilling on the Quartz Prospect intersected a mineralized shear zone which assayed 15.4 g/t Au over 4 metres, including 55.1 g/t Au over 1 metre. A second drill hole was targeted to intersect a silicified, pyritic shear zone at the Conglomerate Prospect and intersected 9 metres assaying 2.3 g/t Au. Significant surface trench channel sample results from the


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                                      -4-



Conglomerate Prospect include 2.8 g/t Au over 6 metres, 1.0 g/t Au over 7 metres, 1.3 g/t over 10 metres and 3.2 g/t Au over 2 metres. The Company has yet to receive approval for its 2006 exploration program at Kokjar and we are currently in discussions with the State Agency of Geology for Kyrgyzstan in order to expedite the approval process. Although we anticipate receiving approval for our proposed 2006 program, the weather conditions may not permit its completion. The State Agency of Geology for Kyrgyzstan has acknowledged that the delayed approval is beyond the Company's control and it has indicated that the Company's exploration license for Kokjar will be extended for 2007, regardless if the Company is unable to complete its work commitment for 2006.

PROPERTY DUE DILIGENCE

During fiscal 2006, the Company conducted numerous evaluations of advanced mineral projects in Central Asia and beyond for potential acquisition. Projects evaluated included early stage to pre-feasibility stage precious and base metal properties in Kyrgyzstan, Kazakhstan, Uzbekistan, Turkey and Tajikestan. The largest number of projects evaluated was located in Kazakhstan, prompting the Company to create a wholly owned subsidiary with an office in Almaty, Kazakhstan.

During the winter of 2005 and spring of 2006, the Company spent a great deal of time and resources evaluating the acquisition of a local Kazakhstan company that owned two base metal deposits in Kazakhstan. The projects were first brought to our attention in October of 2005 and the Company was given access to all of the technical data. Based on our review of the data, it was felt that the two deposits had significant merit and could add tremendous value to the Company. The Company entered into a memorandum of understanding with the vendors and began to negotiate the terms of a formal acquisition agreement. After three months of negotiations and slow progress, our discussions with the vendors reached an impasse and we had no choice but to terminate negotiations. The speculation that the Company would finalize on these acquisitions put significant upward pressure on the stock price. Upon the July 2006 announcement of the termination of our negotiations to acquire the two base metal deposits in Kazakhstan, the Company's share price receded to pre-negotiation levels.

The Company will remain aggressive and active on the property evaluation and acquisition front. We are now well established in Central Asia and we continue to see a growing number of property submittals come through our door from Kyrgyzstan, Kazakhstan and beyond.

We are confident that we will continue to build value in Centrasia through our exploration efforts on the Bulakashu, Eastern Sary Jaz, Turgeldy and Kokjar projects in Kyrgyzstan. By nurturing our professional network throughout Central Asia, we expect to seek out more acquisition opportunities as we continue to develop our own early stage exploration opportunities through in house research and low cost acquisition by mineral permit application in both Kyrgyzstan and Kazakhstan. We look forward to an exciting year and continued growth and success in 2007.

Thank you again for your support

On behalf of the board,


/s/ DOUGLAS TURNBULL

Douglas Turnbull
President and C.E.O.
October 16, 2006


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